Exhibit 99.1

March 7, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company's Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company's shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	196,532,315
Series A Debentures	1260165	88,873,046
Series B Debentures	1260272	55,181,979
Series C Debentures	1260306	633,910,133
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	281,035,996
Series I Debentures	1260462	822,511,765
Series J Debentures	1260488	712,758,134
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	2,957,801,000
Unregistered Options	1260579	1,793,887
RSUs	1260587	82,477
PSUs	1260595	324,980

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.